Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form F-3) and related Prospectus of Tsakos Energy Navigation Limited for the registration and possible resale of up to 11,666,666 common shares issuable upon conversion of the 3,500,000 Series G Redeemable Convertible Perpetual Preferred Shares, and to the incorporation by reference therein of our reports dated April 12, 2019, with respect to the consolidated financial statements of Tsakos Energy Navigation Limited and subsidiaries and the effectiveness of internal control over financial reporting of Tsakos Energy Navigation Limited and subsidiaries included in its Annual Report (Form 20-F) for the year ended December 31, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

October 21, 2019